Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR
THE FOURTH QUARTER AND FULL YEAR OF 2009

Full Year 2009 earnings per share reached a record $0.87, a YoY growth of 22%

AZOUR, Israel – February 17, 2010 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2009.

Highlights of the Quarter
•	An 13,000 increase in net subscribers to a record of 562,000 as of December 31, 2009;
•	Gross margin surpasses 50% for the first time in Ituran’s history;
•	Record quarterly EBITDA at $10.7 million;
•	Generated strong operating cash flow of $12.5 million; ended the quarter with $78.1 million in net cash;
•	Announced dividend for 2009 of $32.8 million or $1.50 per share.

Fourth quarter Results
Revenues for the fourth quarter of 2009 reached US$33.7 million. This is 15% above revenues of US$29.4 million in the fourth quarter of 2008. 77.4% of revenues were from location based service subscription fees and 22.6% from product revenues.

Revenues from subscription fees grew by 25% over the same period last year. The increase in subscription fees was mainly due to the increase in the subscriber base, which grew to 562,000 as of the end 2009, compared with 511,000 at the end of 2008, and as a result of the strength of the Brazilian Real versus the US Dollar. Product revenues were $1 million below those of the same period last year, due to lower sales of products in Israel and the full switch to leasing rather selling the equipment in Brazil.

Gross profit for the fourth quarter of 2009 was US$ 17.1 million (50.9% of revenues) compared with US$14.1 million (48.1% of revenues) in the fourth quarter of last year.

Operating profit for the fourth quarter of 2009 was US$6.9 million (20.6% of revenues) compared with an operating profit of US$5.2 million (17.6% of revenues) in the fourth quarter of 2008.

Financial income for the fourth quarter of 2009 was US$0.7 million compared with US$5.3 million in the fourth of quarter 2008. The high level of financial income in the fourth quarter of 2008 was due exchange rate changes affecting the value of Ituran’s cash holdings.

EBITDA for the quarter was $10.7 million (31.8% of revenues) compared to an EBITDA of $8 million (27.1% of revenues) in the fourth quarter of last year.

Net profit was US$5.5 million in the fourth quarter of 2009 (16.4% of revenues), compared with a net profit of US$5.9 million (20.0% of revenues), as reported in the fourth quarter of 2008. Fully diluted EPS in the fourth quarter of 2009 was US$0.26, compared with fully diluted EPS of US$0.28 in the fourth quarter of 2008, and fully diluted EPS of US$0.22 in the prior quarter.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Cash flow from operations during the quarter was $12.5 million.

Full Year Results
Revenues for 2009 reached US$121.4 million. This is 8.5% below revenues of US$132.6 million in 2008. The main reason for reduction compared with 2008 was due to negative exchange rate differences and lower product sales in Israel.

Operating profit for 2009 was US$24.4 million (20.1% of revenues) compared with an operating profit of US$25.7 million (19.3% of revenues) in 2008. Excluding the above-mentioned exchange rate changes the operating profit would have increased by a further $1.8 million in 2009.

EBITDA for the year was $36.9 million (30.4% of revenues) compared to an EBITDA of $35.8 million (27.0% of revenues) last year.  Excluding the above-mentioned exchange rate changes the EBITDA would have increased to $40.7 million in 2009.

Net profit was US$18.2 million in 2009 (15% of revenues), compared with a net profit of US$14.9 million (11.2% of revenues), as reported in 2008. Fully diluted EPS in 2009 was US$0.87, compared with fully diluted EPS of US$0.69 in 2008.

Cash flow from operations for the year was US$37.7 million.

As of December 31, 2009, the Company had a net cash position, including marketable securities and deposits, of US$78.1 million or $3.72 per share. This is compared with US$70.6 million on September 30, 2009, and US$55.3 million as of December 31, 2008.

Dividend
The Board of Directors announced the issue of a dividend amounting $32.8 million, or 180% of net profit, for 2009. In November, the Board of Directors approved an increase in the dividend policy, providing for an annual dividend distribution in an amount not less than 50% of the Company’s, net profit, whereby the annual dividend policy has historically been to issue approximately 25%.

The dividend’s record date is March 23, 2010, and the dividend will be paid on April 7, 2010, net of taxes and levies, at the rate of 20%.

Eyal Sheratzky, Co-CEO of Ituran said, “I’m pleased to say we ended quite a difficult year for the global economy with record profits, record cash generation and we subsequently declared a strong dividend, amounting to $32.8 million. The increase in our dividend follows the decision of the Board to issue at least half of our net profits on a yearly basis. Our high level of cash generation, combined with our strong cash position ending 2009, has allowed us to issue a significantly higher dividend for the year. Even after the issuance of this dividend, we will still maintain a strong balance sheet, with working capital and cash that will allow us to execute on all our strategic plans.”

Continued Mr. Sheratzky, “We start 2010 very well positioned with an ability for achieving continued growth and performance, driven by our momentum in Brazil- a region in which we are a market leader. At the same time, our business in Israel is stable and cash generating. Our results and continually improving margins, demonstrate the inherent operating leverage within our business model whereby we can grow our revenues with a small associated incremental increase in expenses, leading to increased profitability. We look forward to continuing our growth into 2010, a year in which we see a lot of potential for Ituran.”

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Conference Call Information

The Company will also be hosting a conference call later today, February 17, 2009 at 9am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
CANADA Dial-in Number: 1 866 485 2399
ISRAEL Dial-in Number: 03 918 0644
INTERNATIONAL Dial-in Number: +972 3 918 0644

At: 9am Eastern Time, 6am Pacific Time, 4pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 562,000 subscribers distributed globally. Established in 1995, Ituran has over 1200 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2009

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2009

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2009	2008

Current assets
Cash and cash equivalents	60,813	12,511
Deposit in escrow	13,067	12,998
Investments in trading marketable securities	4,213	30,159
Accounts receivable (net of allowance for doubtful accounts)	24,906	26,729
Other current assets	6,136	5,487
Inventories	11,096	11,659
	120,231	99,543

Long-term investments and debit balances
Investments in affiliated company	205	180
Investments in other company	80	80
Available for sale marketable securities	-	2,988
Other assets	1,742	1,443
Minority share in losses of a subsidiary	29	-
Loan to former employee	558	558
Deferred income taxes	5,653	6,544
Funds in respect of employee rights upon retirement	3,606	2,792
	11,873	14,585
Property and equipment, net	39,090	27,074

Intangible assets, net	4,887	6,967

Goodwill	9,816	9,730

Total assets	185,897	157,899

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
	US dollars
	December 31,
(in thousands)	2009	2008

Current liabilities
Credit from banking institutions	6	320
Accounts payable	13,459	11,642
Deferred revenues	5,486	4,821
Other current liabilities	17,443	14,888	(*)
	36,394	31,671

Long-term liabilities
Liability for employee rights upon retirement	5,457	4,747
Provision for contingencies	3,071	1,445	(*)
Deferred income taxes	1,209	1,463
	9,737	7,655

Minority interest	3,746	3,124

Capital Notes	5,894	5,894

Total shareholders’ equity	130,126	109,555
Total liabilities and shareholders’ equity	185,897	157,899

(*) Reclassified

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Year ended December 31,		Three month period ended December 31,
(in thousands except per share data)	2009	2008	2009	2008

Revenues:
Location-based services	91,574	86,051	26,061	20,801
Wireless communications products	29,807	46,565	7,613	8,603
	121,381	132,616	33,674	29,404
Cost of revenues:
Location-based services	33,377	31,386	9,611	7,813
Wireless communications products	27,445	37,611	6,928	7,454
	60,822	68,997	16,539	15,267

Gross profit	60,559	63,619	17,135	14,137
Research and development expenses	372	408	97	101
Selling and marketing expenses	7,684	9,628	2,205	2,146
General and administrative expenses	27,213	27,505	7,673	6,703
Other expenses (income), net	908	418	235	-
Operating income	24,382	25,660	6,925	5,187
Other expenses	-	(1,617)	-	(1,617)
Financing income (expenses) , net	1,604	(166)	660	5,267
Income before taxes on income	25,986	23,877	7,585	8,837
Taxes on income	(7,139)	(7,896)	(1,804)	(2,789)
	18,847	15,981	5,781	6,048
Share in gains (losses) of affiliated companies, net	13	(25)	(3)	(3)
Minority interests in income of subsidiaries	(668)	(1,074)	(247)	(162)
Net income for the period	18,192	14,882	5,531	5,883

Earnings per share:
Basic	0.87	0.69	0.26	0.28

Diluted	0.87	0.69	0.26	0.28

Weighted average number of shares outstanding (in thousands):
Basic	20,968	21,431	20,968	20,968

Diluted	20,977	21,440	20,977	20,977

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands)	2009	2008	2009	2008

Cash flows from operating activities
Net income for the period	18,192	14,882	5,531	5,883
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	12,530	10,115	3,771	2,783
Exchange differences on principal of deposit and loan, net	28	73	(40)	1
Gains in respect of marketable securities	(1,421)	(2,108)	(25)	(2,024)
Other Investment write off	-	1,617	-	1,617
Increase in liability for employee rights upon retirement	676	615	192	101
Share in losses (gains) of affiliated companies, net	(13)	25	3	3
Deferred income taxes	665	(1,533)	307	(371)
Capital loses (gains) on sale of property and equipment, net	(2)	(3)	8	11
Minority interests in profits of subsidiaries, net	668	1,074	247	162
Decrease (increase) in accounts receivable	1,045	1,218	(660)	2,768
Increase in other current assets	(1,716)	(1,938)	132	(1,080)
increase in inventories	646	1,752	291	595
Increase (decrease) in accounts payable	1,734	(1,208)	1,304	(1,644)
Increase (decrease) in deferred revenues	631	(1,047)	(420)	(672)
Increase in other current liabilities and provision for contingencies	4,063	3,722	1,821	896
Net cash provided by operating activities	37,726	27,256	12,462	9,029
Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(794)	(250)	(205)	150
Capital expenditures	(15,698)	(16,947)	(4,765)	(5,553)
Deposit in escrow	-	(12,998)	-	-
Deposit	(389)	(369)	(26)	-
Proceeds from sale of property and equipment	106	233	48	23
Investment in available for sale marketable securities	(182)	(3,397)	-	(3,397)
Investment in trading marketable securities	(34,467)	(33,211)	-	(31,431)
Sale of trading marketable securities	60,600	13,420	-	1,396
Sale of available for sale marketable securities	3,886	-	244	-
Investment in subsidiary	-	(354)	-	-
Proceeds from sale of subsidiary	-	58,720	-	-
Net cash provide by (used in) investment activities	13,062	4,847	(4,704)	(38,812)
Cash flows from financing activities
Short-term credit from banking institutions, net	(316)	(2)	(188)	(8,256)
Dividend paid	(3,566)	(29,140)	-	-
Dividend paid to minority interest of a subsidiary	(169)	-	-	-
Purchase of company's shares	-	(24,154)	-	(67)
Net cash used in financing activities	(4,051)	(53,296)	(188)	(8,323)
Effect of exchange rate changes on cash and cash equivalents	1,565	5,035	(14)	(2,656)
Net Increase (decrease) in cash and cash equivalents	48,302	(16,158)	7,556	(40,762)
Balance of cash and cash equivalents at beginning of period	12,511	28,669	53,257	53,273
Balance of cash and cash equivalents at end of period	60,813	12,511	60,813	12,511